EXHIBIT 3

March 8, 2006

Consolidated Financial Statements
(In US dollars)

FOUR SEASONS HOTELS INC.

Years ended December 31, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Toronto, Canada

March 8, 2006

FOUR SEASONS HOTELS INC.
Consolidated Statements of Operations

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

	2005	2004
Consolidated revenues (note 12)	$248,338	$261,267
Management Operations:
Revenues:
Fee revenues (note 12(a))	$117,199	$112,014
Reimbursed costs	69,051	56,062
	186,250	168,076
Expenses:
General and administrative expenses	(41,221)	(34,522)
Reimbursed costs	(69,051)	(56,062)
	(110,272)	(90,584)
	75,978	77,492
Ownership Operations and Corporate Expenses:
Revenues	65,343	97,436
Distributions from hotel investments	132	293
Expenses:
Cost of sales and expenses	(65,009)	(98,212)
Corporate expenses	(15,128)	(11,621)
Fees to Management Operations	(3,387)	(4,538)
	(18,049)	(16,642)
Earnings before other operating items	57,929	60,850
Depreciation and amortization	(11,187)	(11,779)
Other expense, net (note 13)	(89,208)	(11,906)
Earnings (loss) from operations	(42,466)	37,165
Interest income, net (note 10(d))	3,402	1,106
Earnings (loss) before income taxes	(39,064)	38,271
Income tax recovery (expense) (note 8):
Current	(1,912)	(9,065)
Future	12,753	(3,508)
	10,841	(12,573)
Net earnings (loss)	$(28,223)	$25,698
Basic earnings (loss) per share (note 11(e))	$(0.77)	$0.72
Diluted earnings (loss) per share (notes 1(n)(iii) and 11(e))	$(0.77)	$0.69

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

Consolidated Balance Sheets

December 31, 2005 and 2004
(In thousands of US dollars (note 1(a))

	2005	2004		2005	2004
Assets			Liabilities and Shareholders' Equity
Current assets:			Current liabilities:
Cash and cash equivalents	$242,178	$226,377	Accounts payable and accrued liabilities (note 9)	$54,797	$60,415
Receivables (note 2)	69,690	81,541	Long-term obligations due within one year (note 10)	4,853	3,766
Inventory	7,326	1,439		59,650	64,181
Prepaid expenses	2,950	2,981
	322,144	312,338	Long-term obligations (note 10)	273,825	253,066

Long-term receivables (note 3)	175,374	179,060	Shareholders' equity (note 11):
			Capital stock	250,430	248,980
Investments in hotel partnerships			Convertible notes (note 10(a))	36,920	36,920
and corporations (note 4)	99,928	131,338	Contributed surplus	10,861	8,088
			Retained earnings	160,741	192,129
Fixed assets (note 5)	64,850	59,939	Equity adjustment from foreign currency translation	87,774	98,783
				546,726	584,900
Investment in management contracts (note 6)	164,932	181,273	Commitments and contingencies (note 15)

Investment in trademarks and trade names (note 7)	4,210	4,424

Future income tax assets (note 8)	14,439	3,711

Other assets	34,324	30,064

	$880,201	$902,147		$880,201	$902,147

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Isadore Sharp                     Director

/s/ Ronald W. Osborne         Director

FOUR SEASONS HOTELS INC.

Consolidated Statements of Retained Earnings

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a))

	2005	2004
Retained earnings, beginning of year	$192,129	$169,364
Net earnings (loss)	(28,223)	25,698
Dividends declared	(3,165)	(2,933)
Retained earnings, end of year	$160,741	$192,129

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

Consolidated Statements of Cash Provided by Operations

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a))

	2005	2004
Cash provided by (used in) operations:
Management Operations:
Earnings before other operating items	$75,978	$77,492
Items not requiring an outlay of funds	3,711	1,701
Working capital provided by Management Operations	79,689	79,193
Ownership Operations and Corporate Expenses:
Loss before other operating items	(18,049)	(16,642)
Items not requiring an outlay of funds	1,504	943
Working capital used for Ownership Operations and Corporate Expenses	(16,545)	(15,699)
	63,144	63,494
Interest received	18,576	8,280
Interest paid	(5,056)	(702)
Interest paid on redemption of convertible notes (note 10(b))	–	(25,840)
Proceeds received on termination of interest rate swap (note 10(a))	–	9,000
Amount paid relating to retirement benefit plan transition (note 15(b))	(36,029)	–
Current income tax received (paid)	(6,376)	546
Change in non-cash working capital	(7,308)	(9,302)
Other	(474)	(1,082)
Cash provided by operations	$26,477	$44,394

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a))

	2005	2004
Cash provided by (used in):
Operations	$26,477	$44,394
Financing:
Issuance of convertible notes (note 10(a))	–	241,332
Redemption of convertible notes (note 10(b))	–	(189,670)
Other long-term obligations, including current portion:
Issued	39	36
Repaid	–	(119)
Issuance of shares (note 11(a))	7,046	33,870
Dividends paid	(3,142)	(2,811)
Cash provided by financing	3,943	82,638
Capital investments:
Advances of long-term receivables	(44,865)	(25,141)
Receipt of long-term receivables	34,561	8,876
Investments in hotel partnerships and corporations	(8,732)	(36,135)
Disposal of hotel partnerships and corporations	24,607	38,395
Purchase of fixed assets	(18,706)	(6,583)
Investment in trademarks, trade names and management contracts	10,473	(12,135)
Other assets	(7,614)	(8,506)
Cash used in capital investments	(10,276)	(41,229)
Increase in cash and cash equivalents	20,144	85,803
Increase (decrease) in cash and cash equivalents due to unrealized foreign exchange gain (loss)	(4,343)	8,475
Cash and cash equivalents, beginning of year	226,377	132,099
Cash and cash equivalents, end of year	$242,178	$226,377

See accompanying notes to consolidated financial statements.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

Four Seasons Hotels Inc. (‘‘FSHI’’) is incorporated under the Ontario Business Corporations Act and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts and branded residential projects throughout the world (note 17). In these consolidated financial statements, FSHI and its subsidiaries are collectively referred to as the ‘‘Corporation’’.

At December 31, 2005, the Corporation managed 68 properties and had various projects under construction or development, of which the Corporation had an equity interest in 11 properties under management and three projects under construction.

1.	Significant accounting policies:

The Corporation's accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada.

The significant accounting policies are summarized below:

(a)	Change in reporting currency:

The Corporation has historically prepared its consolidated financial statements in Canadian dollars (‘‘C$’’). Effective January 1, 2005, the Corporation adopted US dollars as its reporting currency. With the majority of the Corporation's management fee revenues in US dollars, reporting in US dollars is expected to reduce the volatility on reported results relating to the impact of fluctuations in the rate of exchange between the US and Canadian dollar relating to these revenues and, as a result, it should provide the financial statement users with more meaningful information. There have been no changes in the functional currency of FSHI, which remains Canadian dollars, or the functional currencies of any of its subsidiaries.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

The 2005 and 2004 consolidated financial statements of the Corporation in Canadian dollars have been translated into US dollars using the foreign exchange rates applicable at each balance sheet date for assets and liabilities, and the weighted average exchange rates of the corresponding quarters for the consolidated statements of operations, consolidated statements of cash provided by operations and consolidated statements of cash flows. Equity transactions have been translated to US dollars at the historical exchange rates with opening equity accounts on January 1, 2003 translated at the exchange rate on that date. Any resulting exchange gain or loss is charged or credited to ‘‘Equity adjustment from foreign currency translation’’ included as a separate component of shareholders' equity.

(b)	Principles of consolidation:

The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries - Four Seasons Hotels Limited (‘‘FSHL’’), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interest in Four Seasons Hotel Vancouver and, until the disposition of the lease on June 30, 2005 and the termination of the lease on September 26, 2004, the Corporation also consolidated its 100% leasehold interests in The Pierre in New York and Four Seasons Hotel Berlin, respectively.

(c)	Translation of foreign currencies and derivative financial instruments:

Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. The resulting translation gains or losses are included in the determination of net earnings.

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i)	Assets and liabilities at rates of exchange on the balance sheet date; and

(ii)	Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders' equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders' equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation's interest in the foreign operation, or a reduction in the shareholders' equity of the foreign operation as a result of dividend distributions or other capital transactions.

The exchange gains and losses resulting from translating the Corporation's financial statements in Canadian dollars to US dollars are included in a separate component of shareholders' equity (note 1(a)).

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

The Corporation enters into hedges of its foreign currency exposures on foreign currency-denominated long-term receivables/obligations and other monetary assets/liabilities by entering into foreign currency-denominated derivative financial instruments, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge foreign currency long-term receivables/obligations and other monetary assets/liabilities are accrued under other current or non-current assets or liabilities on the balance sheet and recognized in ‘‘Other expense, net’’, offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables/obligations and other monetary assets/liabilities. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables/obligations and other monetary assets/liabilities is amortized as an adjustment of interest expense over the term of the forward contract.

Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

The Corporation also enters into currency and interest rate swap agreements in order to reduce the variability to changes in the fair value of its long-term obligations attributable to interest rate and exchange rate risks, when it is deemed appropriate. These swap agreements require the periodic exchange of payments and the exchange of the notional principal amount on which the payments are based at the maturity of the agreement. The Corporation designates its currency and interest rate swaps as hedges of the underlying long-term obligation. Interest expense on the long-term obligation is adjusted to include amounts payable or receivable under the swap agreements. Foreign exchange translation gains and losses on the notional principal amount of the swap are accrued under ‘‘Long-term obligations’’ on the balance sheet and recognized in ‘‘Other expense, net’’, offsetting the respective translation losses and gains recognized on the long-term obligation.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(d)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Estimates are used when accounting for items such as asset impairment assessments, income taxes, employee future benefits and contingencies.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the effects of war, terrorism, competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenue (which is the factor on which the Corporation's base management and royalty fee revenues are normally based) and profits (which is the factor on which the Corporation's incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of the Corporation and other factors affecting the profitability and saleability of the properties.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

(e)	Cash and cash equivalents:

The Corporation's investments in cash and cash equivalents are highly liquid, with original maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

(f)	Impairment of long-term receivables:

The Corporation measures impairment of long-term receivables based on the present value of expected future cash flows discounted at the original effective interest rate or the estimated fair value of the collateral. For impaired long-term receivables, the Corporation establishes a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. The Corporation applies this impairment policy individually to all long-term receivables in the portfolio and does not aggregate long-term receivables for the purpose of applying such policy. For long-term receivables which are determined to be impaired, interest income is recognized on a cash basis.

(g)	Accounting for investments in hotel partnerships and corporations:

The Corporation accounts for its investments in hotel partnerships and corporations by the cost method when the percentage ownership and structure does not give the Corporation significant influence over these investments. Investments in hotel partnerships and corporations, which are not controlled but over which the Corporation has significant influence, are accounted for by the equity method.

In 2004, the Corporation also accounted for all its investments that were acquired prior to May 1, 2003, with the intention that they be disposed of in the foreseeable future, by the cost method (note 1(n)(ii)).

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

(h)	Capital assets:

Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as ‘‘Investment in management contracts’’.

The cost of trademarks and trade names includes the cost of registering the ‘‘Four Seasons’’ trademarks and trade names throughout the world.

(i)	Depreciation and amortization:

Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names, which do not have indefinite lives, are amortized on a straight-line basis over their useful lives.

The costs capitalized for hotel management contracts are amortized on a straight-line basis over the terms of the contracts in proportion to the benefits received.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

(ii)	Impairment:

The recoverability of the unamortized cost of capital assets is evaluated whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from future operations. The Corporation bases these evaluations upon the projected future cash flows on an undiscounted basis. If the undiscounted future cash flows are insufficient to recover the remaining net book value, then an impairment charge is recognized equal to the amount by which the net book value exceeds the fair value of the asset.

(i)	Deferred charges:

The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management's judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to ‘‘Investment in management contracts’’. If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis, generally over a 10-year period, commencing when the property is opened.

(j)	Accounting for asset retirement obligations:

The Corporation records the fair value of an asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Corporation also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

(k)	Revenue recognition:

The consolidated revenues of the Corporation include revenues earned from hotels, resorts and branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its other hotel investments.

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of properties during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation's centralized purchasing system. The Corporation provides various services, including central reservation services, worldwide sales offices and marketing programs to managed properties and receives a charge calculated in accordance with the management contracts. The Corporation also earns royalty fees for the use of its brand name in connection with certain residential projects, which are generally based on a percentage of the sale proceeds of the residences sold. In addition, the Corporation also manages branded and serviced residential projects pursuant to management contracts under which it oversees the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of interests in these projects.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation's management contracts entitle the Corporation to receive incentive fees up to the date of termination. If a property's profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

The Corporation evaluates at the inception of a contract all deliverables to determine whether they represent separate units of accounting. If they do, the consideration to be received by the Corporation under the contract is allocated among the separate units of accounting based on their relative fair values or, where fair values for all deliverables are unavailable, based on the fair value of the undelivered item.

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from other hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(l)	Stock-based compensation and other stock-based payments:

Employee stock options granted or modified on or after January 1, 2003 are accounted for using the fair value-based method. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option's vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

Stock options granted prior to January 1, 2003 are accounted for using the settlement method.

Under the Corporation’s restricted stock program, compensation cost of a restricted share granted is measured and recorded at fair value at the date of grant, with a corresponding increase to contributed surplus.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

(m)	Income taxes:

The Corporation uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on ‘‘temporary differences’’ (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(n)	Changes in accounting policies:

(i)	Variable interest entities:

The Canadian Institute of Chartered Accountants (‘‘CICA’’) issued Accounting Guideline No. 15, ‘‘Consolidation of Variable Interest Entities’’ (‘‘AcG-15’’), which establishes criteria to identify variable interest entities (‘‘VIEs’’) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. The implementation of AcG-15, effective January 1, 2005, did not require the Corporation to consolidate any additional interests.

(ii)	Investments in hotel partnerships and corporations:

In conjunction with the issuance of Section 3475, ‘‘Disposal of Long-Lived Assets and Discontinued Operations’’, the CICA eliminated the exception from consolidation for a temporary controlled subsidiary effective for fiscal years beginning on or after October 1, 2004. Accordingly, effective January 1, 2005, the Corporation accounts for its temporary investments, which are not controlled but over which it has significant influence, by the equity method, and consolidates its temporary investments which are controlled. The change in accounting for these temporary investments did not have a material impact on the consolidated financial statements of the Corporation for the year ended December 31, 2005.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

1.	Significant accounting policies (continued):

(iii)	Diluted earnings (loss) per share:

In June 2005, the Emerging Issues Committee of the CICA issued Abstract EIC-155, ‘‘The Effect of Contingently Convertible Instruments on Diluted Earnings per Share’’, which requires the application of the ‘‘if-converted method’’ to account for the potential dilution relating to the conversion of contingently convertible instruments, such as FSHI's convertible senior notes. EIC-155 was effective for interim and annual reporting periods beginning on or after October 1, 2005, and is required to be applied retroactively, with restatement of prior period diluted earnings per share. The implementation of EIC-155 in 2005 did not have an impact on diluted earnings (loss) per share in 2005 and 2004, as the effect of the assumed conversion of FSHI's convertible senior notes to 3,489,525 Limited Voting Shares, by application of the ‘‘if-converted method’’, has been excluded from the calculations as the inclusion of this conversion resulted in an anti-dilutive effect for the years ended December 31, 2005 and 2004.

(o)	Comparative figures:

Certain 2004 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2005. In addition, US dollars were adopted as the Corporation's reporting currency effective January 1, 2005 (note 1(a)). As a result, 2004 comparative figures have been restated in US dollars.

2.	Receivables:

	2005	2004
Trade accounts of consolidated hotels	$1,526	$4,331
Receivables from hotel partnerships, affiliates and managed hotels	52,684	56,674
Receivables relating to stock options exercised (note 11(a))	–	5,708
Taxes receivable	6,647	2,735
Other	8,833	12,093

	$69,690	$81,541

Receivables at December 31, 2005 are recorded net of an allowance for doubtful accounts of $2,792 (2004 - $2,535). The net bad debt expense for the year ended December 31, 2005 was $18 (2004 - $10).

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

3.	Long-term receivables:

	2005	2004
Secured cash flow bond, interest at 10%, due 2007, £9.7 million (a)	$16,640	$18,529
Secured loans:
Secured by shares:
Interest at 10%, due 2038, £12.2 million (b)	20,994	23,377
Interest at 7.5%, compounded annually, AUS$26.6 million (2004 - AUS$25.0 million)	19,409	19,528
Interest at 5.625%, compounded annually, repayable over the period to 2010	6,399	6,058
Secured by property:
Interest at 7%, compounded annually, repayable over the period to 2012	8,865	9,068
Interest at LIBOR plus 1.25% (2004 - LIBOR plus 0.45% to 1.25%), compounded monthly (c)	5,000	5,000
Interest at 8%, compounded annually, repayable over the period to 2025	6,967	2,100
Interest at LIBOR plus 4%, repayable overthe period to 2024	5,000	5,000
Interest at LIBOR plus 1.85%, repayable over the period to 2015, £10.3 million (2004 - £8.9 million)	17,736	17,031
Interest at 5%, repayable over the period to 2009	5,235	–
Interest at LIBOR plus 2.0%, repayable over the period to 2015, C$7.4 million	6,346	–
Interest at LIBOR plus 2.0%, repayable over the period to 2012	16,676	–
Due from officers and employees, non-interest bearing mortgages, C$15.4 million (2004 - C$14.3 million)	13,211	11,885
Unsecured loans related to managed hotels:
Interest at 7.75%	–	15,000
Interest at 10%, compounded annually	–	9,988
Interest at 10.5%, compounded monthly, AUS$9.9 million	7,249	7,755
Interest at 7.5%, compounded annually, repayable on demand, AUS$6.8 million (2004 - AUS$6.4 million)	4,995	4,975
Interest at 7%	2,698	2,698
Interest at Euribor plus 2%, due 2021, €6.0 million (2004 - €6.3 million)	7,161	8,474
Interest at 6%, due 2009, € 3.9 million (2004 - € 3.0 million)	4,662	4,061
Interest at 9%, compounded annually, repayable over the period to 2015	3,140	1,960
Non-interest bearing	20,093	19,812
	198,476	192,299
Less allowance for doubtful long-term receivables (d)	(23,102)	(13,239)

	$175,374	$179,060

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

3.	Long-term receivables (continued):

(a)	Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is due from an affiliate of Kingdom Investments Inc. ("Kingdom"), which is a shareholder of FSHI, and is secured by the affiliate's investment in the hotel. The maturity date of the bond, which was originally December 15, 2005, was extended to December 15, 2007 under the same terms and conditions.

(b)	Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London (a). The loan is due from an affiliate of Kingdom and is secured by the affiliate's additional indirect interest in the hotel.

(c)	As at December 31, 2005 and 2004, the Corporation had fully provided for its $5,000 loan relating to Four Seasons Hotel Caracas, which is secured by a second mortgage and registered against the hotel, and non-interest bearing advances of $1,887. The hotel is currently closed. The Corporation is in dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on the $5,000 loan. Formal notice of default was given to the owner. The dispute was referred to arbitration and the arbitration tribunal declared that the owner had failed to perform all of its obligations under the Corporation's management agreements, including, without limitation, its obligation to complete the hotel as a world-class luxury hotel and to allow the Corporation to manage the hotel free from unlawful interference of the owner. The arbitration tribunal awarded damages totalling approximately $8,000, plus arbitration fees and expenses of approximately $240. The owner has challenged the enforcement of the decision from the arbitration tribunal. The Corporation has not recorded any receivables arising from the decision as at December 31, 2005. Included in ‘‘Other expense, net’’ for the year ended December 31, 2005 are legal and enforcement costs relating to the dispute of $497 (2004 - $233).

In addition, in 2003, the Corporation received judgment in its legal proceedings against the owner, which involved the protection of its proprietary materials. The court found against the owner on all matters, including illegal computer ‘‘hacking’’ and unlawful and unauthorized use of the Corporation's proprietary information, and ordered that the owner pay to the Corporation damages totalling approximately $4,900, plus legal costs and expenses of approximately $1,400. The owner has appealed the judgment from the legal proceeding. The Corporation has not recorded any receivable arising from the judgment as at December 31, 2005 and 2004.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

3.	Long-term receivables (continued):

(d)	Changes in the allowance for doubtful long-term receivables consist of:

	2005	2004
Balance, beginning of year	$(13,239)	$(13,466)
Recovery of (provision for) loss (note 13(b))	(8,829)	489
Transfer from receivables	(1,364)	–
Foreign exchange gain (loss)	330	(262)

Balance, end of year	$(23,102)	$(13,239)

4.	Investments in hotel partnerships and corporations:

	2005	2004
Operating properties (note 13(b) and (c))	$91,020	$123,542
Properties under construction or development	8,908	7,796

	$99,928	$131,338

5.	Fixed assets:

	2005			2004
	Cost	Accumulated depreciation and amortization	Net book value	Cost	Accumulated depreciation and amortization	Net book value
Land	$23,322	$ –	$23,322	$21,850	$ –	$21,850
Buildings	8,362	(3,292)	5,070	8,100	(2,859)	5,241
Buildings under construction	18,703	–	18,703	3,396	–	3,396
Furniture, fixtures and equipment	24,875	(11,008)	13,867	39,625	(17,193)	22,432
Leasehold interests and improvements	8,618	(4,730)	3,888	12,808	(5,788)	7,020

	$83,880	$(19,030)	$64,850	$85,779	$(25,840)	$59,939

Depreciation and amortization expense for fixed assets was $4,526 (2004 - $5,770).

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

6.	Investment in management contracts:

	2005	2004
Management contracts (note 13(b) and (c))	$212,187	$225,089
Less accumulated amortization (note 13(b) and (c))	(47,255)	(43,816)

	$164,932	$181,273

Amortization expense for management contracts was $6,139 (2004 - $5,464).

7.	Investment in trademarks and trade names:

	2005	2004
Trademarks and trade names	$10,067	$9,713
Less accumulated amortization	(5,857)	(5,289)

	$4,210	$4,424

Amortization expense for trademarks and trade names was $527 (2004 - $525).

8.	Income taxes:

The sources of earnings (loss) before income taxes comprise the following:

	2005	2004
Canada	$(72,169)	$8,231
Foreign	33,105	30,040

	$(39,064)	$38,271

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

8.	Income taxes (continued):

The recovery of (provision for) income taxes is as follows:

	2005	2004
Current:
Federal	$739	$(3,418)
Provincial	1,192	(2,054)
Foreign	(3,843)	(3,593)
	(1,912)	(9,065)
Future:
Federal	8,466	(2,928)
Provincial	3,631	(895)
Foreign	656	315
	12,753	(3,508)

	$10,841	$(12,573)

Income tax recovery (expense) varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings (loss) before income taxes as follows:

	2005	2004
Earnings (loss) before income taxes	$(39,064)	$38,271
Items not deductible (not subject to taxes)	(786)	30,331

Earnings (loss) subject to taxes	$(39,850)	$68,602
Statutory Canadian federal and provincial tax rate	34.66%	34.35%

Expected income tax recovery (expense)	$13,812	$(23,565)
Reduction in tax due to lower foreign tax rates	6,421	10,992
Increase in valuation allowance	(7,711)	–
Other	(1,681)	–

Income tax recovery (expense)	$10,841	$(12,573)

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

8.	Income taxes (continued):

The valuation allowance for the year ended December 31, 2005 was $10,525 (2004 - $2,496), which results from potential limitations on the use of capital and non-capital tax losses in Canada and certain foreign jurisdictions, as well as the uncertainty related to the realization of a future tax asset in respect of long-term obligations. In order to fully realize the future income tax assets, net of the valuation allowance, of $23,809, the Corporation will need to generate future taxable income of approximately $77,000. Based upon projections of future taxable income over the years in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

8.	Income taxes (continued):

Future income taxes arise from temporary differences in the basis of the Corporation's assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

	2005	2004
Future income tax assets:
Investments in hotel partnerships and corporations	$10,753	$1,703
Tax losses carried forward and other assets	16,271	11,293
Long-term receivables	5,270	523
Investment in trademarks and trade names	969	799
Current assets	10	–
Long-term obligations	1,061	2,562
	34,334	16,880
Valuation allowance	(10,525)	(2,496)
Total gross future income tax assets	23,809	14,384
Future income tax liabilities:
Investment in management contracts	(8,063)	(6,572)
Fixed assets	(1,192)	(3,984)
Accounts payable and accrued liabilities	(115)	(117)
Total gross future income tax liabilities	(9,370)	(10,673)

Future income tax assets	$14,439	$3,711

At December 31, 2005, the Corporation had accumulated net operating losses carried forward of approximately $43,013 (2004 - $21,104) for tax purposes, which expire as follows:

2010	$13,484
2015	29,529

$43,013

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

8.	Income taxes (continued):

The Corporation has made no provision for income taxes, or additional foreign taxes, on the cumulative unremitted earnings of foreign subsidiaries, which were approximately $176,000 as at December 31, 2005 (2004 - $158,500), because the Corporation does not intend to repatriate these earnings in the foreseeable future. These earnings could become subject to additional taxes if remitted as dividends or if the Corporation sells its interests in the affiliates. The Corporation cannot practically estimate the amount of additional taxes that might be payable on the unremitted earnings.

9.	Accounts payable and accrued liabilities:

	2005	2004
Trade accounts payable	$9,309	$15,502
Payroll and employee benefits	20,234	17,088
Accrued sales, marketing and advertising liabilities	2,490	4,193
Taxes payable	4,476	9,836
Dividends payable	1,640	1,588
Other accrued liabilities	16,648	12,208

	$54,797	$60,415

10.	Long-term obligations:

	2005	2004
Convertible notes, issued in 2004 (a)	$222,186	$215,316
Currency and interest rate swap (a)	17,410	–
Deferred gain on termination of interest rate swap C$6.9 million (2004 - C$8.8 million) (a)	5,871	7,278
Accrued benefit liability (note 15(b))	25,843	27,263
Other long-term obligations	7,368	6,975
	278,678	256,832
Less amounts due within one year	(4,853)	(3,766)

	$273,825	$253,066

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

10.	Long-term obligations (continued):

(a)	Convertible notes, issued in 2004:

In June 2004, FSHI issued $250,000 principal amount of convertible senior notes. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were $241,332. These notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005), and will mature on July 30, 2024, unless earlier redeemed or repurchased. The notes are convertible into Limited Voting Shares of FSHI at an initial conversion rate of 13.9581 shares per each one thousand US dollar principal amount (equal to a conversion price of approximately $71.64 per Limited Voting Share), subject to adjustments in certain events, in circumstances in which (i) the Limited Voting Shares have traded for more than 130% of the conversion price for a specified period, (ii) the notes have a trading price of less than 95% of the market price of the Limited Voting Shares into which they may be converted for a specified period, (iii) FSHI calls the notes for redemption, or (iv) specified corporate transactions or a ‘‘fundamental change’’ occur. In connection with a ‘‘fundamental change’’ on or prior to July  30, 2009, on conversion holders of notes will be entitled to receive additional Limited Voting Shares having a value equal to the aggregate of the make whole premium they would have received if the notes were purchased plus an amount equal to any accrued but unpaid interest. FSHI may choose to settle conversion (including any make whole premium) in Limited Voting Shares, cash or a combination of Limited Voting Shares and cash (at its option).

On or after August 4, 2009, FSHI may (at its option) redeem all or a portion of the notes, in whole or in part, for cash at 100% of their principal amount, plus any accrued and unpaid interest. On each of July 30, 2009, 2014 and 2019, holders may require FSHI to purchase all or a portion of their notes at 100% of their principal amount, plus any accrued and unpaid interest. FSHI will pay cash for any notes so purchased on July 30, 2009. Repurchases made by FSHI on July 30, 2014 and July 30, 2019 may be made (at its option) in cash, Limited Voting Shares or a combination of cash and Limited Voting Shares.

Upon the occurrence of certain designated events, FSHI will be required to make an offer to purchase the notes at 100% of their principal amount plus any accrued and unpaid interest, and, in the case of a ‘‘fundamental change’’ that is also a ‘‘change of control’’ occurring on or before July 30, 2009, FSHI also will pay a make whole premium. FSHI may choose to pay the purchase price (including any make whole premium) for notes in respect of which its offer is accepted in (at its option) cash, Limited Voting Shares, securities of the surviving entity (if FSHI is not the surviving corporation), or a combination of cash and shares or securities.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

10.	Long-term obligations (continued):

In accordance with Canadian generally accepted accounting principles, the notes were bifurcated in the consolidated financial statements into a debt component (representing the principal value of a bond of $211,754, which was estimated based on the present value of a $250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds have been allocated $211,754 to long-term obligations and $36,920 to shareholders' equity. The offering expenses and underwriters' commission of $7,019 relating to the debt component are recorded in ‘‘Other assets’’. The debt component of the notes will increase for accounting purposes at the compounded interest rate of 5.33%, less the coupon paid of 1.875% per annum.

In connection with the offering, FSHI entered into an interest rate swap agreement to July 30, 2009 with an initial notional amount of $211,754, pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904%. FSHI had designated the interest rate swap as a fair value hedge of the notes. As a result, FSHI accounted for the payments under the interest rate swap to the date of termination on an accrual basis, which resulted in an effective interest rate (for accounting purposes) on the hedged notes of six-month LIBOR, in arrears, plus 0.4904%.

In October 2004, FSHI terminated the interest rate swap agreement and received proceeds of $9,000. The book value of the interest rate swap at the date of termination was C$2.0 million ($1,617). The gain of C$9.3 million ($7,383) was deferred for accounting purposes and is being amortized over the period to July 30, 2009, which would have been the maturity date of the swap agreement. During 2005, C$1.9 million ($1,579) (2004 - C$0.5 million ($396)) of the deferred gain was amortized and recorded as a reduction of interest expense.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

10.	Long-term obligations (continued):

In April 2005, FSHI entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which FSHI has agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian bankers' acceptance, in arrears, plus 1.1% per annum on an initial notional amount of C$269.2 million. The notional amount of the swap will increase semi-annually in conjunction with the increase in the debt component of the convertible senior notes. On July 30, 2009, FSHI will pay C$311.8 million and receive $250,000 under the swap. FSHI has designated the swap as a fair value hedge of the convertible senior notes, which were issued in 2004. As a result, FSHI accounts for the payments under the interest rate swap on an accrual basis, which results in an effective interest rate (for accounting purposes) on the hedged notes of six-month Canadian bankers' acceptance, in arrears, plus 1.1%. In addition, foreign exchange translation gains and losses on the notional amount of the swap are accrued on a monthly basis under ‘‘Long-term obligations’’ on the balance sheet and recognized in ‘‘Other expense, net’’, offsetting the respective monthly translation losses and gains recognized on the convertible senior notes.

(b)	Convertible notes, issued in 1999:

During 1999, FSHI issued $655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of $172,500. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were approximately $166,000. In accordance with Canadian generally accepted accounting principles, the notes were bifurcated into a debt component (representing the present value of a zero coupon bond of $655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $46,731 to long-term obligations and $121,115 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $1,729 were recorded in ‘‘Other assets’’. As at December 31, 2003, FSHI had 655,404 convertible notes outstanding.

FSHI was entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4.5% per annum. In September 2004, FSHI redeemed for cash all these convertible notes for $328.73 per each one thousand dollar principal amount at maturity (the redemption price being the issue price plus unpaid accrued interest to but excluding the date of redemption) for an aggregate payment of $215,451.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

10.	Long-term obligations (continued):

In accordance with Canadian generally accepted accounting principles, the consideration paid on the redemption was allocated to the liability and equity components of the convertible notes based on their relative fair values at the date of the redemption. A pre-tax accounting loss of $11,174 was recognized related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the relative fair value of the debt component and calculated at the present value of the amount due on maturity, using an assumed 25-year interest rate of 8.474% per annum, compounding semi-annually). This loss was recorded in ‘‘Other expense, net’’ in the consolidated statements of operations. In addition, at the interest rate noted above, a pre-tax accounting gain of $6,241 was recognized on the extinguishment of the equity component of the convertible notes ($121,094). The gain of $6,241 was recorded in contributed surplus. The tax impact of the redemption of both the liability and equity components of the convertible notes was a decrease to future income tax assets and a decrease to contributed surplus of $3,167. The net after-tax impact on shareholders' equity from the redemption of both the debt and equity components of the convertible notes was a reduction of $8,100.

In accordance with Canadian generally accepted accounting principles, the cash paid on redemption of the convertible notes relating to the interest accreted from September 1999 to September 2004, for accounting purposes, of $25,840 on the convertible notes has been recorded in the consolidated statements of cash provided by operations. The remaining cash paid on redemption of $189,670 has been recorded under ‘‘Financing’’ in the consolidated statements of cash flows.

(c)	Bank credit facility:

The Corporation has a committed bank credit facility of $125,000, which expires in September 2007. Borrowings under this credit facility bear interest at LIBOR plus a spread ranging between 0.875% and 2.25% in respect of LIBOR-based borrowings (prime rate plus a spread ranging between nil and 1.25% in respect of prime rate borrowings), depending upon certain criteria specified in the loan agreement. As at December 31, 2005 and 2004, no amounts were borrowed under this credit facility. However, approximately $1,600 of letters of credit were issued under this credit facility as at December 31, 2005. No amounts have been drawn under these letters of credit.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

10.	Long-term obligations (continued):

The bank credit facility contains certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facility contains additional covenants which restrict the Corporation's ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2005 and 2004. In addition, the lenders may require repayment of the bank credit facility on a change of control of FSHI.

(d)	Interest income, net:

	2005	2004
Interest income	$16,746	$13,023
Interest on long-term obligations	(12,902)	(11,667)
Other interest expense	(442)	(250)

Interest income, net	$3,402	$1,106

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity:

(a)	Capital stock:

Authorized:

3,725,698	Variable Multiple Voting Shares (‘‘VMVS’’), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS, representing approximately 65% of the votes attaching to the VMVS and the Limited Voting Shares (‘‘LVS’’), in aggregate, which, at December 31, 2005, was 16.09 votes (2004 - 16.07 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Mr. Isadore Sharp, the Chief Executive Officer of FSHI, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited	LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.

Unlimited	First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

Issued:

	VMVS		LVS
	Shares	Stated value	Shares	Stated value	Total
December 31, 2003	3,832,172	$27	31,409,420	$209,242	$209,269
Options exercised	–	–	1,367,054	39,711	39,711
Conversion of VMVS	(106,474)	(1)	106,474	1	–
December 31, 2004	3,725,698	26	32,882,948	248,954	248,980
Options exercised	–	–	32,380	1,450	1,450

December 31, 2005	3,725,698	$26	32,915,328	$250,404	$250,430

An amount of $5,708 relating to options exercised in 2004, which was recorded in ‘‘Receivables’’ as at December 31, 2004, was received by the Corporation in 2005 (note 2).

Pursuant to an agreement approved by the shareholders of FSHI at a special meeting held on December 19, 1989, FSHI and its principal operating subsidiary, FSHL, have agreed that FSHL will make a payment to Mr. Isadore Sharp on an arm's-length sale of control of FSHI. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus C$6.30. If the per share consideration received by holders of LVS on the sale is equal to or more than 125% of the weighted average price of LVS traded in board lots on The Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, Mr. Sharp will be entitled to an additional payment equal to 5% of the product of (i) the total number of VMVS and LVS outstanding at the time of the sale, and (ii) the per share consideration received by holders of LVS minus C$20.84.

The right to receive the two payments may be transferred among members of Mr. Sharp's family, their holding companies and trusts. Upon the death of Mr. Sharp, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

(b)	Stock option plan:

Under the Corporation's stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally vest in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All vested options must be exercised within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2005 and 2004 were as follows:

	Options outstanding	Weighted average exercise price	Available for grant
Balance at December 31, 2003	5,839,697	C$53.91	166,366
Additional options approved by shareholders	–	–	500,000
Granted	160,900	71.14	(160,900)
Exercised	(1,367,054)	36.35	–
Cancelled	(58,160)	88.05	58,160
Balance at December 31, 2004	4,575,383	59.32	563,626
Exercised	(32,380)	55.22	–
Cancelled	(57,540)	67.53	57,540

Balance at December 31, 2005	4,485,463	C$59.25	621,166

Information relating to stock options outstanding at December 31, 2005 was as follows:

	Options outstanding		Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contractual life	Weighted average exercise prices	Options exercisable	Weighted average exercise prices
C$21.52 - C$37.47	312,548	2.1 years	C$30.94	294,346	C$30.25
C$39.25 - C$50.23	1,385,214	4.0 years	47.07	1,129,614	47.20
C$53.28 - C$67.07	1,278,085	4.4 years	54.97	1,069,005	54.68
C$68.80 - C$84.00	820,140	6.4 years	73.43	290,140	75.35
C$86.97 - C$108.14	689,476	4.5 years	87.63	658,096	87.66

C$21.52 - C$108.14	4,485,463	4.5 years	C$59.25	3,441,201	C$58.18

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

The Corporation uses the fair value-based method for all employee stock options granted or modified on or after January 1, 2003. There were no stock options granted in 2005. The fair value of stock options granted in 2004 was estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 2.96% to 4.39%; semi-annual dividend per LVS of C$0.055; volatility factor of the expected market price of LVS ranging from 28% to 30%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2004, the weighted average fair value of the options at the grant dates was C$25.32 ($19.46). For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options' vesting period.

Pro forma disclosure is required to show the effect of the application of the fair value-based method to employee stock options granted during 2002, which were not accounted for using the fair value-based method. For the years ended December 31, 2005 and 2004, if the Corporation had applied the fair value-based method to options granted during 2002, the Corporation's net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

	2005	2004
Stock option expense included in compensation expense	$(2,333)	$(1,633)

Net earnings (loss), as reported	$(28,223)	$25,698
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	(1,626)	(2,622)

Pro forma net earnings (loss)	$(29,849)	$23,076
Earnings (loss) per share:
Basic, as reported	$(0.77)	$0.72
Basic, pro forma	(0.81)	0.65
Diluted, as reported	(0.77)	0.69
Diluted, pro forma	(0.81)	0.62

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

(c)	Restricted stock program:

The Corporation has implemented a restricted stock program, under which eligible employees will be entitled to earn performance-based compensation in the form of LVS purchased on their behalf by a third party administrative agent with funds deposited by the Corporation. Subject to limited exceptions, participants in the plan will not be able to dispose of those LVS for a three-year period. During 2005, the Corporation recorded compensation expense of $445 relating to the restricted stock program.

(d)	Contributed surplus:

Changes in contributed surplus for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Contributed surplus, beginning of year	$8,088	$3,593
Stock option expense (b)	2,333	1,633
Adjustment relating to stock options exercised	(5)	(212)
Restricted stock program (c)	445	–
Gain on redemption of the equity component of convertible notes, net of income taxes of $3,167 (note 10(b))	–	3,074

Contributed surplus, end of year	$10,861	$8,088

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

(e)	Earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of VMVS and LVS outstanding during the year. Potentially issuable LVS are excluded from the calculation of basic earnings (loss) per share, but are included in the calculation of diluted earnings (loss) per share by application of the ‘‘treasury stock method’’, which takes into account the dilution relating to LVS issuable under the Corporation's stock option plan, and by application of the ‘‘if-converted method’’, which takes into account the potential dilution relating to the conversion of the Corporation's convertible notes.

A reconciliation of net earnings and the weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

	2005		2004
	Net loss	Shares	Net earnings	Shares
Basic earnings (loss) per share amounts	$(28,223)	36,628,206	$25,698	35,647,986
Effect of assumed dilutive conversions:
Stock option plan	–	–	–	1,666,230

Diluted earnings (loss) per share amounts	$(28,223)	36,628,206	$25,698	37,314,216

The diluted earnings (loss) per share calculation excluded the effect of the assumed conversions of 4,485,463 stock options to LVS, under the Corporation's stock option plan, during the year ended December 31, 2005 (2004 - 847,876 stock options), as the inclusion of these conversions resulted in an anti-dilutive effect. As the Corporation incurred a net loss for the year ended December 31, 2005, all outstanding stock options were excluded from the calculation of diluted loss per share for 2005. There was no dilution in 2005 and 2004 relating to the convertible senior notes issued in 2004 (note 1(n)(iii)). In addition, the effect of the assumed conversion of convertible notes (issued in 1999 and subsequently redeemed in 2004) (note 10(b)) to 3,463,155 LVS, by application of the ‘‘if-converted method’’, has been excluded from the calculation for 2004 as the inclusion of this conversion resulted in an anti-dilutive effect.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

11.	Shareholders' equity (continued):

(f)	Equity adjustment from foreign currency translation:

Changes in equity adjustment from foreign currency translation for the years ended December 31, 2005 and 2004 were as follows:

	2005	2004
Balance, beginning of year	$98,783	$97,058
Changes in exchange rates used to translate the Corporation's net investment in foreign self-sustaining subsidiaries	(29,393)	(14,327)
Changes arising from US dollar reporting currency	18,384	16,052

Balance, end of year	$87,774	$98,783

12.	Consolidated revenues:

	2005	2004
Revenues from Management Operations (a)	$186,250	$168,076
Revenues from Ownership Operations	65,343	97,436
Distributions from hotel investments	132	293
Fees from Ownership Operations to Management Operations	(3,387)	(4,538)

	$248,338	$261,267

(a)	Effective January 1, 2004, the Corporation ceased designating its US dollar foreign exchange forward contracts as hedges of its US dollar fee revenues. These contracts were entered into during 2002, and all of these contracts matured during 2004. The foreign exchange gains on these contracts of $11,201, which were deferred prior to January 1, 2004, were recognized in 2004 as an increase of fee revenues over the course of the year. In addition, effective January 1, 2004, the US dollar foreign exchange forward contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss and was included in ‘‘Other expense, net’’. This resulted in a $497 foreign exchange gain being recorded in 2004. The Corporation did not hedge any of its US dollar fee revenues during 2005.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

13.	Other expense, net:

	2005	2004
Loss on retirement benefit plan transition (a) and (note 15(b))	$(35,467)	$–
Asset provisions and write-downs (b)	(31,787)	–
Foreign exchange gain (loss) (note 14)	(24,632)	3,173
Loss on redemption of convertible notes (note 10(b))	–	(11,174)
Gain (loss) on disposition of assets (c)	3,175	(3,672)
Legal and enforcement costs (note 3(c))	(497)	(233)

	$(89,208)	$(11,906)

(a)	Loss on retirement benefit plan transition includes past service costs recognized on curtailment of $1,595, actuarial loss recognized on plan settlement of $1,497, realignment of pension liability between the Corporation and managed hotels and resorts of $12,331, costs relating to settlement with employees of $10,321 and other settlement costs of $9,723.

(b)	Asset provisions and write-downs for the year ended December 31, 2005 includes a provision for loss of $8,829 on long-term receivables, a write-down of $17,853 on investments in hotel partnerships and corporations and a write-down of $5,105 on investment in management contracts.

(c)	Gain (loss) on disposition of assets for the year ended December 31, 2005 includes a net gain of $9,337 (2004 - net loss of $3,672) on the dispositions of investments in hotel partnerships and corporations, the settlement of long-term receivables and the exit from certain management contracts, and a loss of $6,162 on the assignment of leases and the sale of related assets of The Pierre (note 15(c)(i)).

14.	Foreign exchange gain (loss):

During 2005, the Corporation recorded a net foreign exchange loss of $24,632 (2004 - net foreign exchange gain of $3,173), which is included in ‘‘Other expense, net’’. The net foreign exchange loss in 2005 and the net foreign exchange gain in 2004 related primarily to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and local currency foreign exchange gains and losses on net monetary assets incurred by the Corporation's designated foreign self-sustaining subsidiaries.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

14.	Foreign exchange gain (loss) (continued):

In December 2005, the Corporation entered into 24 foreign exchange forward contracts to convert $21,189 of US dollars to Canadian dollars at a weighted average forward exchange rate of 1.16 over the period ending June 2006. The Corporation entered into these contracts to protect itself in the event of a strengthening Canadian currency as it relates to expenditures incurred by the Corporation for its management operations and corporate expenses, which are denominated primarily in Canadian dollars. These contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. This resulted in a $127 foreign exchange loss being recorded in 2005.

Effective January 1, 2004, the Corporation ceased designating its US dollar foreign exchange forward contracts as hedges of its 2004 US dollar revenue and, as a result, these contracts were marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss (note 12(a)).

15.	Commitments and contingencies:

(a)	Lease commitments:

The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054.

(i)	Future minimum lease payments for Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel London, which is discussed below), are as follows:

2006	$4,281
2007	3,491
2008	3,142
2009	2,995
2010	2,922
Subsequent to 2010	22,984

$39,815

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

(ii)	The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the ‘‘FS Lease’’) expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995. The Corporation has entered into a sublease of the hotel with the entity (the ‘‘Sub-Tenant’’) on whose behalf the Corporation manages the hotel. The Sub-Tenant is owned 12.5% by the Corporation and 87.5% by an affiliate of Kingdom. The annual rent payable by the Corporation under the FS Lease is currently £3.9 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel.

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

2006	$6,790
2007	6,876
2008	6,883
2009	6,883
2010	6,883
Subsequent to 2010	296,551

$330,866

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

(b)	Retirement benefit plan commitments:

The Corporation maintains an unfunded multi-employer, non-contributory, defined benefit retirement plan on behalf of the Corporation and the owners of certain managed properties. This plan provides retirement benefits for certain senior executives of the Corporation, as well as for hotel and resort general managers, based on years and level of service and annual salary.

During 2005, the Corporation transitioned the majority of its senior executives and hotel and resort general managers from this unfunded defined benefit retirement plan to a fully funded retirement plan based on a defined contribution format. The change in the retirement plan was made to improve the certainty and predictability related to the cost of the retirement benefits.

The transition to this defined contribution retirement plan resulted in a cash funding by the Corporation in 2005 of $36,029 and a pre-tax accounting charge of $35,467, which is recorded in ‘‘Other expense, net’’. During the year ended December 31, 2005, the Corporation incurred a pension expense of $2,243 related to the defined contribution retirement plan.

The Corporation continues to maintain the unfunded multi-employer, non-contributory, defined benefit retirement plan on behalf of four active executives and 14 retired executives and general managers, as well as the owner of two of its managed properties. As at December 31, 2005, the Corporation has an accrued defined benefit liability of $25,843 in respect of this plan, which is included in ‘‘Long-term obligations’’. This accrued defined benefit liability excludes the defined benefit obligation of the owner of the two managed properties for their current general managers.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

The measurement date for the accrued benefit obligation was December 31, 2005 (2004 - December 31, 2004). The Corporation uses the corridor method to amortize actuarial gains and losses (such as changes in actuarial assumptions and experience gains and losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the accrued benefit obligation.

The transition to the defined contribution retirement plan results in both a curtailment and a settlement of defined benefit obligations and the Corporation accounts for the curtailment before it accounts for the settlement. The Corporation amortizes past service costs from plan amendments on a straight-line basis over the expected average remaining service period of employees who were active on the day of the amendment.

Information relating to the defined benefit retirement plan for the years ended December 31, 2005 and 2004 based on projections of employees' compensation levels to the date of retirement were as follows:

	2005	2004
Accrued benefit obligation, beginning of year	$58,702	$46,942
Change in accrued benefit obligation:
Service cost	1,927	1,715
Past service cost	3,507	–
Interest cost	3,401	3,257
Benefits paid	(1,129)	(1,121)
Actuarial loss	15,712	3,824
Curtailment	(14,720)	–
Plan settlement	(37,834)	–
Foreign currency exchange rate changes	1,811	4,085
Accrued benefit obligation, end of year	31,377	58,702
Unamortized past service cost	(1,040)	–
Unamortized actuarial loss for changes in assumptions	(4,099)	(9,060)
Accrued benefit liability, end of year, before allocation	26,238	49,642
Portion allocated to managed properties	(395)	(22,379)

Accrued benefit liability, end of year, after allocation	$25,843	$27,263

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

Under the defined benefit retirement plan, the benefits expected to be paid in each of the next five years, and in the aggregate for the five fiscal years thereafter, to retired employees of the Corporation, including benefits attributable to estimated future employee service, are approximately: 2006 - $1,200; 2007 - $1,500; 2008 - $1,600; 2009 - $1,700; 2010 - $3,000; 2011 to 2015 - $13,400.

	2005	2004
Assumptions as of December 31:
Discount rates - benefit obligation	4.75%	6.00%
Discount rates - benefit expense	6.00%	6.50%
Rates of increase in compensation levels - benefit obligation	4.00%	3.00%
Rates of increase in compensation levels - benefit expense	3.00%	3.00%

Components of defined benefit expense before allocation:
Service cost	$1,927	$1,715
Past service cost	3,507	–
Interest cost	3,401	3,257
Actuarial loss	15,712	3,824
Curtailment	(14,720)	–
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	9,827	8,796
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit	(15,435)	(3,625)
Difference between amortization of past service costs for the year and actual plan amendments	(3,499)	–
Actuarial loss recognized on curtailment	14,720	–
Actuarial loss recognized on plan settlement	5,930	–
Past service cost recognized on curtailment	2,467	–
Defined benefit expense before allocation	14,010	5,171
Portion allocated to managed properties	(7,992)	(2,802)

Defined benefit expense after allocation	$6,018	$2,369

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

The Corporation's share of the defined benefit expense for the year ended December 31, 2005 of $6,018 (2004 - $2,369), includes pension expense of $2,001 (2004 - $2,369). In 2005, it also includes past service cost recognized on curtailment of $1,595, actuarial loss recognized on plan settlement of $1,497 and other costs of $925, all of which are included in ‘‘Loss on retirement benefit plan transition’’ (note 13(a)).

(c)	Guarantees, commitments and indemnifications:

(i)	Guarantees and commitments:

As at December 31, 2005, the Corporation had provided certain guarantees in connection with properties under its management. These include guarantees in respect of four projects totalling a maximum of approximately $18,500, as well as a guarantee of $300 for relocation costs for certain employees. The Corporation has lease guarantees in respect of Four Seasons Hotel London, which are more fully described in note 15(a)(ii), and Four Seasons Hotel Prague of approximately €0.8 million. To the extent it is called upon to honour any one of these guarantees, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property.

The Corporation also has four other commitments totalling approximately $16,000 to four properties under its management. In addition, during 2005, the Corporation assigned its leases and sold the related assets of The Pierre. As part of the sale, in accordance with statutory provisions, the purchaser agreed to assume a portion of the Corporation's contribution history with a multi-employer pension fund for the unionized hotel employees (the ‘‘NYC Pension’’). This permitted the Corporation to withdraw from the NYC Pension without incurring a withdrawal liability estimated at $10,700.

If the purchaser withdraws as a result of the lease cancellation by the landlord in certain circumstances in 2008 or 2011, the Corporation has agreed to indemnify the purchaser for that portion of the withdrawal liability relating to their assumption of the Corporation’s contribution history. The amount of any potential future liability resulting from this indemnity is not determinable at this time as it would be based upon future events related to the NYC pension.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

If the purchaser withdraws from the NYC Pension prior to 2011 in any circumstances other than those described above and does not pay its withdrawal liability, the Corporation remains secondarily liable for its withdrawal liability up to an amount of $10,700. The Corporation has been indemnified by the purchaser for any such liability.

The Corporation believes that the likelihood of it being required to make a payment is remote, and no amount has been recorded as at December 31, 2005 in respect of a potential NYC Pension withdrawal liability.

During 2006, the Corporation expects to fund $1,700 relating to one of these commitments. The Corporation's assessment of its potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

(ii)	Disposition indemnification arrangements:

In connection with the sale of all or a part of its interest in a property, the Corporation and its subsidiaries may agree to indemnify against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for that interest. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15.	Commitments and contingencies (continued):

(iii) Director and officer indemnification arrangements:

To the extent permitted by law, the Corporation and its subsidiaries indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at the request of the Corporation or its subsidiaries. The Corporation has purchased directors' and officers' liability insurance that may be available in respect of certain of these claims.

(iv)	Other indemnification arrangements:

In the ordinary course of their business, the Corporation and its subsidiaries enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities which arise in respect of tax or environmental matters).

The terms of the Corporation's indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes the Corporation from making a reasonable estimate of the maximum potential amount the Corporation and its subsidiaries could be required to pay to counterparties. The Corporation believes that the likelihood that it or its subsidiaries would incur significant liability under these obligations is remote. Historically, the Corporation and its subsidiaries have not made any significant payments under such indemnification agreements. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. The Corporation's assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

15. Commitments and contingencies (continued):

(d)	Other commitments and contingencies:

(i)	In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(ii)	A number of the Corporation's management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iii)	The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 3(c)) over a variety of matters.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

16.	Fair values of financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair value of the Corporation's convertible notes is based on market quotes obtained from one of the Corporation's financial advisors.

Other financial instruments held by the Corporation include long-term receivables due from owners of managed hotels (note 3). The Corporation does not have plans to sell these loans to third parties and expects to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation's revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts from time to time to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

16.	Fair values of financial instruments (continued):

As at December 31, 2005, the Corporation had sold forward $21,189 of US dollars to receive Canadian dollars at a weighted average forward exchange rate of 1.16, under 24 foreign exchange forward contracts, maturing over the period ending June 2006. There were no foreign exchange forward contracts outstanding as at December 31, 2004. The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation's counterparties for the same or similar financial instruments.

The fair values of financial instruments are as follows:

	Estimated fair value	Carrying amount
2005:
Convertible notes, issued in 2004 (a)	$(243,000)	$(260,432)
Currency and interest rate swap (note 10 (a))	(24,000)	(17,129)
Foreign exchange forward contracts	(127)	(127)
2004:
Convertible notes, issued in 2004 (a)	(322,000)	(253,562)

(a)	The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders' equity. It excludes, however, the offering expenses and underwriters' commission related to the shareholders' equity component of the notes of $1,326, which are recorded in ‘‘Shareholders' equity’’.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

17.	Segmented information:

The Corporation has two distinct operating segments: Management Operations and Ownership Operations and Corporate Expenses. Under its Management Operations segment, the Corporation generally oversees, as agent for the property owner, all aspects of the day-to-day operations of the hotels and resorts that it manages on behalf of the owners, including sales and marketing, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels and resorts. Generally, the properties’ owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels and resorts, including all employment and operating costs. This segment also includes the licensing and managing of branded residential projects. The Corporation is entitled to receive a royalty fee for the use of its brand name in connection with certain residential projects, which is generally based on a percentage of the sales proceeds of the residences sold. In addition, the Corporation receives a fee from the owners of interests in these residential projects for services provided in the ongoing management of these units.

Under its Ownership Operations and Corporate Expenses segment, the Corporation had an equity interest in 11 properties under management and three projects under construction as at December 31, 2005. Earnings are primarily derived from the consolidation of its wholly owned interest in one hotel (note 1(b)) and distributions from its other equity interests. Generally, the Ownership Operations and Corporate Expenses segment is subject to greater economic fluctuations than the Management Operations segment. Ownership earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the properties, volatility of construction costs, the availability of property financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

FOUR SEASONS HOTELS INC.

Notes to Consolidated Financial Statements (continued)

Years ended December 31, 2005 and 2004
(In thousands of US dollars (note 1(a)) except per share amounts)

17.	Segmented information (continued):

(a)	Consolidated revenues:

Revenues have been allocated to specific geographic segments based on the location of each property.

	2005			2004
	Management revenues	Ownership revenues and distributions	Consolidated revenues	Management revenues	Ownership revenues and distributions	Consolidated revenues
United States	$55,554	$35,539	$91,093	$59,049	$61,880	$120,929
Other Americas/Caribbean	16,214	29,936	46,150	15,223	24,471	39,694
Europe	20,638	–	20,638	19,349	11,378	30,727
Asia/Pacific	14,643	–	14,643	13,383	–	13,383
Middle East	10,150	–	10,150	5,010	–	5,010
	117,199	65,475	182,674	112,014	97,729	209,743
Reimbursed costs	69,051	–	69,051	56,062	–	56,062
Less intersegment revenues	(3,387)	–	(3,387)	(4,538)	–	(4,538)

	$182,863	$65,475	$248,338	$163,538	$97,729	$261,267

(b)	Total assets:

	2005	2004
United States	$228,565	$276,175
Other Americas/Caribbean	359,536	326,465
Europe	203,004	191,565
Asia/Pacific	78,858	89,792
Middle East	10,238	18,150

	$880,201	$902,147